Exhibit (a)(5)(F)

Corporate Contact:
Margarita Veniou
Chief Corporate Development, Governance &
Communications Officer and Board Secretary
Telephone: + 30-210-9470-100
Email: mveniou@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: diana@capitallink.com

Bruce Goldfarb / Chuck Garske / Lisa Patel
Okapi Partners
(212) 297-0720
info@okapipartners.com

Media Contact:
Mark Semer / Grace Cartwright
Gasthalter & Co.
Tel: (212) 257-4170
DianaShipping@gasthalter.com

DIANA SHIPPING INC. RELEASES INVESTOR PRESENTATION HIGHLIGHTING NEED FOR CHANGE AT GENCO SHIPPING & TRADING

Offer of $23.50 Per Share Represents 31% Premium to Undisturbed Share Price and 1.0x NAV — a Price Genco Shareholders Have Almost Never Seen in the Open Market

Genco Board Has Refused to Engage with Diana for Five Months While Pursuing a Strategy of Entrenchment

Diana’s Six Highly Qualified, Independent Director Nominees Are Committed to Ensuring the Board Explores All Opportunities to Maximize Value for All Genco Shareholders

Diana Urges Genco Shareholders to Vote the GOLD Universal Proxy Card “FOR” Diana's Six Independent Director Nominees at the 2026 Annual Meeting

Athens, Greece — May 19, 2026 — Diana Shipping Inc. (NYSE: DSX) (“Diana” or the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels that is the largest shareholder of Genco Shipping & Trading Limited (NYSE: GNK) (“Genco”), today released a comprehensive investor presentation outlining the case for electing Diana’s six independent director nominees to the Genco Board at Genco’s 2026 Annual Meeting of Shareholders to be held on June 18, 2026.

The presentation is available at https://www.cashforgenco.com/materials#Presentation.

Highlights of the presentation include:

How We Got Here

Since November 2025, Diana has sought to engage with the Genco Board regarding an acquisition of Genco that would provide all shareholders with compelling value. The Genco Board has refused to engage in any meaningful way.

•	In March 2026, Diana increased its offer to $23.50 per share, backed by $1.433 billion in fully committed financing and supported by a definitive agreement with Star Bulk Carriers Corp. (Nasdaq: SBLK) to acquire 16 Genco vessels for $470.5 million in cash. The Genco Board again rejected the offer without engagement.
•	In May 2026, Diana commenced a tender offer at $23.50 per share in cash, giving shareholders a direct opportunity to act on the offer for themselves and demonstrating a firm commitment to its $23.50 per share offer price.
•	Based on the Genco Board’s total lack of engagement, Diana nominated six highly qualified, independent director candidates, none affiliated with Diana, for election at Genco’s 2026 Annual Meeting of Shareholders on June 18, 2026.

Diana’s Offer Delivers Premium Value in Cash

•	Diana’s $23.50 per share cash offer represents a 31% premium to the undisturbed share price and approximately 1.0x net asset value (NAV) — the key valuation metric in the dry bulk sector — based on Genco’s own reported fleet values. Precedent shipping and dry bulk acquisitions have routinely been priced at meaningful discounts to NAV.
•	Genco and its peers have traded at approximately a 30% discount to NAV since 2020. Genco only began trading at a premium to its peers when Diana began acquiring shares and made its offer. The current artificially inflated share price reflects Diana-created value rather than organic Genco outperformance. In fact, Genco’s dry bulk peers continue to trade at approximately a 25% discount to NAV, highlighting the considerable downside risk to Genco shareholders in a no-transaction scenario in which Genco shares could trade to the area of $17.50 per share. Further, shipping and dry bulk transactions over the past five years have on average been priced at a discount of approximately 20% to NAV while Diana is offering to pay approximately NAV at a time when Genco is benefitting from dry bulk industry-wide tailwinds.
•	Genco has on average paid $1.27 per share in dividends over the last five years. It is unlikely that, with its aging fleet, Genco will be able to continue paying dividends at this level, but even if it were able to, it would take 18.6 years for Genco shareholders to receive dividends equivalent to the $23.50 per share Diana is offering today.

The Offer Has No Financing Risk and No Execution Risk

•	Diana’s cash offer is supported by $1.433 billion in fully committed financing from six international banks, and is not subject to any financing conditions or approval of Diana shareholders.
•	The committed financing is fully underwritten and not conditioned on completion of the Star Bulk transaction.

The Genco Board Has Chosen Entrenchment Over Engagement

•	Not once in six months has Genco management, its Board, or its advisors requested a meeting, sought clarifications, or initiated any substantive conversation regarding Diana’s proposals.
•	The Genco Board unilaterally adopted a poison pill and amended it without shareholder approval, including an illusory “qualifying offer” provision requiring 12 separate conditions to be satisfied and “daisy chain” ownership concepts.
•	Genco adopted a so-called “Employee Retention Plan” that is, in fact, a change-in-control severance plan providing for approximately $27.96 million in value to four named executives (and undisclosed total costs to shareholders), with the plan designed to impose such costs if Diana’s nominees are elected, if Genco is acquired, or if Genco’s CEO loses the title of Chairman of the Board bestowed upon him in August 2025.
•	Genco management compensation increased nearly 80% from 2021 to 2025, a period during which net income declined from $182 million to a net loss of $4.4 million.

Diana’s Six Independent, Highly Qualified Director Nominees

•	Gustave Brun-Lie — Nearly 40 years of shipping experience; former CEO of Statt Torsk AS; board member at Wilhelmsen Ship Management, R S Platou, and Torvik’s Rederi.
•	Chao Sih Hing Francois (Hing Chao) — Executive Chairman of Wah Kwong Maritime Transport; Co-founder and Chairman of the Hong Kong Chamber of Shipping.
•	Paul Cornell — More than 35 years in the energy industry; former CFO and Managing Director of Quintana Capital Group; board experience including Excel Maritime Carriers.
•	Jens Ismar — Former CEO of Western Bulk (11 years); former Executive Director and consultant for Exmar Shipping NV; director of Awilco LNG since May 2025.
•	Viktoria Poziopoulou — Approximately 35 years of legal experience in shipping; former General Counsel of Pavimar S.A. and Excel Maritime Carriers Ltd.
•	Quentin Soanes — Executive Chairman of Sterling Shipping Services Ltd.; former Chairman of the Baltic Exchange; former Executive Director of Braemar Shipping Services PLC.

VOTE THE GOLD PROXY CARD TODAY — “FOR” DIANA’S SIX INDEPENDENT NOMINEES

Diana urges all Genco shareholders to vote the GOLD universal proxy card “FOR” each of its six independent nominees and WITHHOLD on Genco's nominees. Diana also urges shareholders to tender their shares pursuant to Diana's tender offer at $23.50 per share in cash. The proxy vote and the tender offer are independent of each other — shareholders can and should act on both opportunities.

Shareholders who have already voted the WHITE card can change their vote by signing, dating and returning the enclosed GOLD universal proxy card. Only the latest-dated proxy will count. Please act as soon as possible — the tender offer expires at 5:00 p.m., New York City time, on June 2, 2026, unless extended, and the Annual Meeting is on June 18, 2026.

For assistance voting or tendering shares, contact Diana’s proxy solicitor and information agent, Okapi Partners LLC, toll-free at (855) 305-0857 or by email at info@okapipartners.com.

About Diana Shipping

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

About Star Bulk Carriers Corp.

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Stamford and Singapore.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release and other statements made by the Company may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements regarding the intent, beliefs, expectations, objectives, goals, future events, performance or strategies and other statements of the Company and its management team, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. These forward-looking statements relate to, among other things, the Company’s proposal to acquire Genco and the anticipated benefits of such a transaction, and the Company’s ability to finance such transaction. Forward-looking statements can be identified by words such as “believe,” “will,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based on current expectations, assumptions, and estimates, and are subject to numerous risks and uncertainties. These include, without limitation, risks relating to: (i) the possibility that the proposed transaction may not proceed; (ii) the ability to obtain regulatory or shareholder approvals, if required; (iii) the risk that Genco’s Board of Directors or management may continue to oppose the proposal or not respond to further attempted engagement by Diana; (iv) failure to realize anticipated benefits of the transaction; (v) changes in the financial or operating performance of the Company or Genco; (vi) the possibility that shareholders of Genco will not elect to tender their shares of common stock of Genco in connection with the tender offer or that the conditions to consummation of the tender offer are not satisfied; and (vii) general economic, market, and industry conditions. These and other risks are described in documents filed by the Company with, or furnished by the Company to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and its other subsequent documents filed with, or furnished to, the SEC. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Important Additional Information and Where to Find It

Diana and certain other Participants (as defined below) have filed a definitive proxy statement and accompanying GOLD universal proxy card with the SEC to be used to solicit proxies for, among other matters, the election of Diana’s director nominees to the board of directors of Genco at Genco’s 2026 Annual Meeting, the passage of Diana’s proposal to repeal, at Genco’s 2026 Annual Meeting, by-laws of Genco not publicly disclosed by Genco on or prior to August 28, 2025 and a proposal that the board of directors of Genco conduct a process to explore strategic alternatives (such definitive proxy statement and the accompanying GOLD universal proxy card are available here).

Shareholders of Genco are strongly advised to read the Participants’ proxy statement and other proxy materials as they become available because they will contain important information. The Participants’ definitive proxy statement and other proxy materials are also available at no charge on the SEC’s website at www.sec.gov.

Questions and requests for assistance regarding the tender offer or the proxy solicitation may be directed to Okapi Partners LLC, toll-free at (855) 305-0857 or by email at info@okapipartners.com.

The definitive proxy statement and other relevant documents filed by Genco with the SEC are also available, without charge, by directing a request to Diana’s proxy solicitor, Okapi Partners LLC, at its toll-free number (855) 305-0857 or via email at info@okapipartners.com.

Certain Information Regarding Participants in the Solicitation

The participants in the proxy solicitation (the “Participants”) are Diana; Semiramis Paliou, Director and Chief Executive Officer of Diana; Simeon Palios, Director and Chairman of Diana; Ioannis G. Zafirakis, Director and President of Diana; Maria Dede, co-Chief Financial Officer and Treasurer of Diana; Margarita Veniou, Chief Corporate Development, Governance & Communications Officer and Secretary of Diana; Evangelos Sfakiotakis, Chief Technical Investment Officer of Diana; Maria-Christina Tsemani, Chief People and Culture Officer of Diana; Anastasios Margaronis, Director of Diana; Kyriacos Riris, Director of Diana; Apostolos Kontoyannis, Director of Diana; Eleftherios Papatrifon, Director of Diana; Simon Frank Peter Morecroft, Director of Diana; and Jane Sih Ho Chao, Director of Diana; Diana’s nominees, Jens Ismar, Gustave Brun-Lie, Quentin Soanes, Paul Cornell, Chao Sih Hing Francois, and Vicky Poziopoulou; Star Bulk Carriers Corp. (“Star Bulk”); Petros Pappas, Director and Chief Executive Officer of Star Bulk; and Hamish Norton, President of Star Bulk.

As of the date hereof, Diana is the beneficial owner of 6,264,548 shares of Genco common stock, representing approximately 14.4% of the outstanding shares of common stock of Genco. As of the date hereof, none of Semiramis Paliou, Simeon Palios, Ioannis G. Zafirakis, Maria Dede, Margarita Veniou, Evangelos Sfakiotakis, Maria-Christina Tsemani, Anastasios Margaronis, Kyriacos Riris, Apostolos Kontoyannis, Eleftherios Papatrifon, Simon Frank Peter Morecroft, Jane Sih Ho Chao, Jens Ismar, Gustave Brun-Lie, Quentin Soanes, Paul Cornell, Chao Sih Hing Francois, Vicky Poziopoulou, Star Bulk, Petros Pappas, or Hamish Norton beneficially owns any Genco common stock. On March 6, 2026, Diana submitted a revised proposal to acquire all of the outstanding shares of Genco common stock it did not own for $23.50 per share in cash.

Information Regarding the Offer

On May 4, 2026, Diana commenced a tender offer (the “Offer”), through its wholly-owned subsidiary 4 Dragon Merger Sub Inc., to purchase all outstanding shares of Genco common stock at $23.50 per share in cash. The Offer is scheduled to expire at 5:00 p.m., New York City time, on June 2, 2026, unless extended.

The Offer is conditioned upon, among other things: (i) Genco entering into a definitive merger agreement with Diana substantially in the form of the merger agreement included with the Offer documents; (ii) Genco shareholders validly tendering a majority of Genco’s outstanding shares on a fully diluted basis; (iii) the termination or inapplicability of Genco’s shareholder rights plan; (iv) the Genco Board’s approval of the transaction under certain affiliate transaction provisions in Genco’s charter and (v) other customary conditions. Satisfaction of the merger agreement condition, the shareholder rights plan condition and the affiliate transaction condition is solely within the control of Genco and the members of the Genco Board.

If the Offer is successfully completed, Diana intends to consummate a second-step merger as promptly as practicable, in which any remaining Genco shareholders who did not tender their shares in the Offer would receive the same $23.50 per share in cash that was paid in the Offer. As a result, if the Offer is completed and the second-step merger is consummated, all Genco shareholders — whether or not they tender their shares — would receive $23.50 per share in cash. Importantly, shareholders who tender in the Offer may receive their cash sooner than those whose shares are acquired in the second-step merger.

The Offer to Purchase and related Letter of Transmittal are being mailed to Genco shareholders and will be filed with the U.S. Securities and Exchange Commission. Copies of these materials will be available at no charge on the SEC’s website at www.sec.gov.

Questions and requests for assistance regarding the Offer may be directed to Okapi Partners LLC, the information agent for the Offer, toll-free at (855) 305-0857 or by email at info@okapipartners.com.